Room 4561

September 19, 2007

Gregory King
Chief Executive Officer
Elcom International, Inc.
10 Oceana Way
Norwood, Massachusetts 02062

Re: Elcom International, Inc.
Item 4.01 Form 8-K
Filed September 5, 2007
NT 10-Q
Filed August 15, 2007
NT 10-K
Filed March 30, 2007
File No. 000-27376

Dear Mr. King:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in these comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note from your disclosures that you engaged Malone & Bailey, PC to audit the financial statements for the fiscal year ended December 31, 2006. File a revised Item 4.01 Form 8-K to disclose whether your former auditors resigned, declined to stand for re-election or was dismissed by the Company. In addition, revise your filing to include all of the disclosures required by Item 304 of Regulation S-B.

2. Please clarify your disclosures in the NT-10-K filed on March 30, 2007 and the NT-10-Q filed on August 15, 2007, which indicate that you are unable to

ascertain certain information required in order to finalize your year end audit and quarterly results.

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As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief